

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

November 12, 2009

Mr. Carlos Augusto Lira Aguiar
Chief Executive Officer
Aracruz Cellulose S.A.
Av. Brigadeiro Faria Lima, 2277, 4th floor
São Paulo, SP 01452-000
Brazil

> **Re:** **Aracruz Cellulose S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 001-11005**

Dear Mr. Aguiar:

We have completed our review of your Form 20-F and related correspondence and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director